

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2017

Denis Corin
Chief Executive Officer
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
501 Madison Avenue – 14th Floor
New York, NY 10022

   Re: Q BioMed Inc.
     Registration Statement on Form S-1
     Filed September 1, 2017
     File No. 333-220328

Dear Mr. Corin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at (202) 551-6761 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Tim Dockery